Exhibit 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS FIRST QUARTER 2016 RESULTS
HIGHLIGHTING 19% GROWTH FOR KONA BREWING AND
COMPLETION OF MAJOR STRATEGIC BREWERY ENHANCEMENTS

First Quarter Results In Line with Internal Plan; Company Reconfirms Full-Year Guidance and Outlines Expectations for Remainder of the Year

Portland, OR (May 4, 2016) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced results for the first quarter ended March 31, 2016. The results, which were consistent with the guidance provided during CBA’s 2015 earnings call on March 3, 2016, underline the continued double-digit growth of Kona Brewing Co. and reinforce our confidence in achieving our full-year guidance.

CBA’s first quarter results were largely impacted by the temporary closure of our largest-volume brewery in Portland, which enabled the completion of multiple strategic operational projects to increase brewing capacity and gross margin. In addition to the Portland brewery expansion, we also kicked off the site preparation for the new Kona brewery and the launch of a new can line in Portsmouth to support our strategic partnerships with Appalachian Mountain Brewery and Cisco Brewers.

As previously disclosed, CBA expected the Portland brewery closure to result in a first quarter shipment decline of 15,000 to 20,000 barrels, along with commensurate impacts to first quarter revenue, gross margin, and capacity utilization. With key operations enhancement projects on track and first quarter results in line with management’s expectations, we are reconfirming full-year guidance and providing insight to CBA’s anticipated performance for the balance of the year.
Select first quarter financial highlights

•
Depletions for Kona Brewing increased by 19% reflecting steady domestic and international growth despite continued market competition. CBA’s overall depletion volume declined 3% from the first quarter of 2015.

•
In line with our expectations due to the temporary Portland brewery closure, shipments decreased by 18,100 barrels, or 10.8%, to 149,600 barrels, compared to the same period of 2015. The first quarter shipments decline, which conforms to our previously projected decline of 15,000 to 20,000 barrels, reflects a provisional increase to wholesaler inventories in the fourth quarter of 2015 as we prepared for the Portland brewery closure in early 2016.

•
The anticipated decline in shipment volume resulted in a net sales decline of 6.0% in the first quarter, which was partially offset by strong revenue per barrel and improved Pubs sales. The estimated negative impact of the brewery shutdown on our net sales was an approximate decline of 890 basis points.

•	Also in line with the projected impact of the Portland brewery closure, first quarter gross margin rate decreased 460 basis points to 22.2%, compared to 26.8% for the first quarter last year.

◦
Our Beer gross margin rate decreased 550 basis points to 24.2% in the first quarter, compared to 29.7% in the first quarter last year, due to the planned lower capacity utilization in our owned breweries as we completed the capital projects.

◦
Our Brewpub gross margin rate increased by 310 basis points to 12.8%, compared to 9.7% in the first quarter of 2015. The increase reflects the normalization of our Pub margins, which were impacted by a multi-week closure of our Koko pub in the first quarter of 2015 for a full remodel.

◦	The estimated impact of the brewery shutdown and related volume decline on our gross margin in the first quarter of 2016 was approximately 490 basis points.

•
Selling, general and administrative (SG&A) expense for the first quarter was $13.9 million, a 7.5% increase over the first quarter of 2015, primarily due to emerging business and international support, brand marketing, and employee-related costs.

•
Corresponding to the decrease in gross margin due to the Portland brewery closure, along with the increase in SG&A, our diluted loss per share for the first quarter of 2016 was $0.17, compared to $0.06 for the same period last year. Brewery shutdown-related volumes and the corresponding negative impact on gross margins represents $0.09 per share.

Trailing twelve-month financial highlights

•
To address the wide variances in quarterly results and provide a more representative view into our financial performance, we are sharing trailing 12-month comparisons for the periods ended March 31, 2016 and March 31, 2015.

◦	For those periods, our Beer shipments decreased 1.1%, depletions decreased 1%, and net sales increased 1.9%.

◦
Our Beer gross margin expanded by 40 basis points to 32.3% and Brewpubs gross margin expanded by 90 basis points to 13.5% for the same 12-month periods, for a combined gross margin expansion of 30 basis points to 29.6%, compared to 29.3%.

“While on the surface our first quarter results reflect the disproportionate impact of the temporary Portland brewery closure, the significant accomplishments we made to fortify our foundation set us up for a strong 2016 and beyond,” said Andy Thomas, chief executive officer, CBA. “From Kona’s steady acceleration as a top 10 national craft brand, to continued strong pricing, to our ability to complete multiple strategic expansion projects while delivering the quarter we said we would, I am confident that we will achieve our full-year guidance.”
Select anticipated financial results for the remaining three quarters of 2016 to support full-year guidance

•
April through December 2016 shipment growth of 4% to 5%, reflecting increased volume growth during the peak selling season and continued acceleration of Appalachian Mountain Brewery, Cisco Brewers, and contract partnerships.

•
Gross margin of 33.0% to 34.5% by leveraging the increased efficiencies related to the successful completion of operational enhancements in the first quarter, as well as improved overall volume and cost leverage, and other ongoing strategic margin improvement projects.

Anticipated financial results for the full year 2016
We are reconfirming previously issued guidance regarding our anticipated full year 2016 results, as follows:

•
Full-year shipment growth between 1% and 2%, which reflects the planned first-quarter decrease due to the Portland brewery closure, offset by volume growth during peak selling seasons and ramp up of partner volumes, including Appalachian Mountain Brewery, Cisco Brewers and Pabst Brewing.

•	Average price increases of 1% to 2%.

•	Gross margin of 31.0% to 32.5%.

•
SG&A ranging from $58 million to $59 million as a result of tighter cost controls and our commitment to improved leverage. Increases compared to 2015 are primarily focused against our sales team, our growing international business, and strategic marketing investments.

•
Capital expenditures between $19 million and $23 million as we continue to make investments in strategic gross margin initiatives, quality, safety, sustainability, and our Brewpubs. The increase in 2016 expenditures compared to last year’s guidance reflects the carry over impact of lower spend on active projects in 2015.

“The anticipated benefits from the increased capacity and efficiency in Portland, combined with continued acceleration of our Appalachian Mountain Brewery and Cisco Brewers partnerships, reinforce our confidence in delivering on the plan for the balance of the year,” said Joe Vanderstelt, chief financial officer, CBA.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including shipments and sales growth, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2015. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.
About Craft Brew Alliance
CBA is a leading craft brewing company, which brews, brands and markets some of the world’s most respected and best-loved American craft beers. We are home to three of the earliest pioneers in craft beer: Redhook Ale Brewery, Washington’s largest craft brewery founded in 1981; Widmer Brothers Brewing, Oregon’s largest craft brewery founded in 1984; and Kona Brewing Company, Hawaii’s oldest and largest craft brewery founded in 1994. As part of Craft Brew Alliance, these craft brewing legends have expanded their reach across the U.S. and approximately 30 international markets.
In addition to growing and nurturing distinctive brands rooted in local heritage, Craft Brew Alliance is committed to developing innovative new category leaders, such as Omission Beer, which is the #1 beer in the gluten free beer segment, and Square Mile Cider, a tribute to the early American settlers who purchased the first plots of land in the Pacific Northwest.
Publicly traded on NASDAQ under the ticker symbol BREW, Craft Brew Alliance is headquartered in Portland, OR and operates five breweries and five pub restaurants across the U.S. For more information about CBA and its brands, please visit www.craftbrew.com.

Media Contact: Jenny McLean Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com	Investor Contact: Edwin Smith Craft Brew Alliance, Inc. (503) 972-7884 ed.smith@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Sales	$41,793	$44,619
Less excise taxes	2,571	2,910
Net sales	39,222	41,709
Cost of sales	30,505	30,547
Gross profit	8,717	11,162
As percentage of net sales	22.2%	26.8%
Selling, general and administrative expenses	13,924	12,953
Operating loss	(5,207)	(1,791)
Interest expense	(147)	(121)
Other income, net	6	6
Loss before income taxes	(5,348)	(1,906)
Income tax benefit	(2,139)	(743)
Net loss	$(3,209)	$(1,163)
Loss per share:
Basic and diluted net loss per share	$(0.17)	$(0.06)
Weighted average shares outstanding:
Basic and diluted	19,179	19,115
Total shipments (in barrels):
Core Brands	142,400	158,500
Contract Brewing	7,200	9,200
Total shipments	149,600	167,700
Change in depletions (1)	(3)%	1%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31,
	2016	2015
Current assets:
Cash and cash equivalents	$1,110	$1,056
Accounts receivable, net	17,263	14,190
Inventory, net	20,033	23,833
Deferred income tax asset, net	3,872	2,443
Other current assets	2,618	4,404
Total current assets	44,896	45,926
Property, equipment and leasehold improvements, net	120,689	110,690
Goodwill	12,917	12,917
Intangible and other assets, net	18,008	17,270
Total assets	$196,510	$186,803
Current liabilities:
Accounts payable	$19,452	$18,026
Accrued salaries, wages and payroll taxes	5,247	5,202
Refundable deposits	6,340	7,759
Other accrued expenses	1,550	1,870
Current portion of long-term debt and capital lease obligations	602	1,130
Total current liabilities	33,191	33,987
Long-term debt and capital lease obligations, net of current portion	26,913	18,493
Other long-term liabilities	21,063	19,868
Total common shareholders' equity	115,343	114,455
Total liabilities and common shareholders' equity	$196,510	$186,803

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(3,209)	$(1,163)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,615	2,288
Loss on sale or disposal of Property, equipment and leasehold improvements	2	215
Deferred income taxes	(2,155)	(757)
Other, including stock-based compensation and excess tax benefit from employee stock plans	572	140
Changes in operating assets and liabilities:
Accounts receivable, net	1,663	(2,449)
Inventories	(2,188)	(4,491)
Other current assets	(178)	9
Accounts payable and other accrued expenses	1,732	4,409
Accrued salaries, wages and payroll taxes	(221)	88
Refundable deposits	(328)	(149)
Net cash used in operating activities	(1,695)	(1,860)
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(5,651)	(3,228)
Proceeds from sale of Property, equipment and leasehold improvements	—	385
Net cash used in investing activities	(5,651)	(2,843)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(225)	(122)
Net borrowings under revolving line of credit	7,770	4,900
Net cash provided by financing activities	7,545	4,778
Increase in Cash and cash equivalents	199	75
Cash and cash equivalents, beginning of period	911	981
Cash and cash equivalents, end of period	$1,110	$1,056

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	March 31,
	2016	2015	Change		% Change
Net sales	$201,681	$197,905	$3,776		1.9%
Gross profit	$59,751	$58,032	$1,719		3.0%
As percentage of net sales	29.6%	29.3%	30	bps
Selling, general and administrative expenses	58,903	53,891	5,012		9.3%
Operating income	$848	$4,141	$(3,293)		(79.5)%

Net income	$172	$2,155	$(1,983)		(92.0)%

Basic and diluted net income per share	$0.01	$0.11	$(0.10)		(90.9)%
Total shipments (in barrels):
Core Brands	771,500	776,800	(5,300)		(0.7)%
Contract Brewing	34,800	38,300	(3,500)		(9.1)%
Total shipments	806,300	815,100	(8,800)		(1.1)%
Change in depletions (1)	(1)%	5%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net loss
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Net loss	$(3,209)	$(1,163)
Interest expense	147	121
Income tax benefit	(2,139)	(743)
Depreciation expense	2,571	2,227
Amortization expense	44	61
Stock-based compensation	20	321
Loss on disposal of assets	2	215
Adjusted EBITDA	$(2,564)	$1,039

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment. The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).